Prima BioMed Ltd. Shareholder Briefing 15 June 2012 (ASX:PRR, NASDAQ:PBMD) Matthew Lehman Chief Operating Officer & CEO Designate Exhibit 99.1

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD

Australian Cancer Treatment Company

The purpose of the presentation is to provide an update of the business of Prima BioMed Ltd ACN 009 237 889
(ASX:PRR and  NASDAQ:PBMD). These slides have been prepared as a presentation aid only and the  information they contain may require further explanation and/or clarification. Accordingly, these slides and the information they contain should be read in conjunction with past and future announcements made by Prima BioMed Ltd and should not be relied upon as an independent source of information.
Please contact the Company and/or refer to the Company's website for further information.
The views expressed in this presentation contain information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. Any forward looking statements in this presentation have been prepared on the basis of a number of assumptions which may prove incorrect and the current intentions, plans, expectations and beliefs about future events are subject to risks, uncertainties and other factors, many of which are outside Prima BioMed Ltd’s control. Important factors that could cause actual results to differ materially from assumptions or expectations expressed or implied in this presentation include known and unknown risks.  Because actual results could differ materially to assumptions made and Prima BioMed Ltd’s current intentions, plans, expectations and beliefs about the future, you are urged to view all forward looking statements contained in this presentation with caution.  This presentation should not be relied on as a recommendation or forecast by Prima BioMed Ltd. Nothing in this presentation should be construed as either an offer to sell or a solicitation of an offer to buy or sell shares in any jurisdiction.
Important Notice

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Agenda
• Intros to Prima and management M. Lehman
• Recent accomplishments & updates M. Lehman
• CVac safety & CAN-003X N. Frazer
• CVac development S. Gargosky
• Looking forward M. Lehman
• Questions & answers

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Mission: developing novel and high-value
personalized bio-therapeutic products with a
focus in cell therapy for oncology.
•
Lead product: CVac™ is made of autologous
dendritic cells pulsed with mannan-mucin-1
fusion protein.  In advanced clinical
development for ovarian cancer.
• CVac potential: mucin-1 is also present in
other cancers such as breast, colon,
pancreas, lung and stomach.
• Technology: global platform (formulation,
manufacturing, regulatory, distribution) for
development of personalized bio-therapeutics
Prima BioMed: Introduction
Legal form
Public listed
company
Active since 2001
Headquarters Sydney, Australia
Shares 1,065 million
Market cap
(13 Jun 2012)
~AU$ 126 million
~US$ 125 million
~EUR 100 million
Headcount ~20
Prima BioMed is a world leader in the
development of personalized bio-therapeutics

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

Senior Management Introduction
Matthew Lehman
• Chief Operating Officer & CEO
Designate
• 12 years in industry clinical
development
• Hundreds of clinical programs
Sharron Gargosky
• Chief Technology Officer
• PhD biochemist with 18 years in
industry
• Responsible for several FDA
approvals
Neil Frazer
• Chief Medical Officer
• Physician with 26 years in
industry
• Led development programs in
US & EU
Marc Voigt
• Chief Business Officer
• Corporate development in
biotech for 15 years
• Led investment and partnering
for several assets
Ian Bangs
• Chief Financial Officer &
Company Secretary
• 25 years in senior financial
positions
• Company secretary and CFO for
a number of ASX companies

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

11 11 9 5 7 6 13 Prima BioMed: Global Footprint CANVAS research sites Prima offices

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Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima BioMed: Key Strengths
Management team
with a proven product development and commercial
track record in oncology
Clear development plan for
CVac™
in
ovarian cancer
with an opportunity
to expand CVac in other cancer indications
Significant commercial opportunities to treat patients in remission
Broad
intellectual property
position for CVac (patents, process know-
how, orphan status in USA and EU)
Strong technology
and
global platform
for development of personalized
bio-therapeutic products (cell therapy, immunology)
Liquid stock
on the Australian Securities Exchange (ASX:PRR);
American depository receipts (1 ADR: 30 shares) listed on NASDAQ
(NASDAQ: PBMD) and Deutsche Börse.
Solid financial position
and unencumbered programs allow flexibility
to leverage future development opportunities

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Prima’s technology & platform
Cryopreserved cell formulation
minimizes cell collections
(leukapheresis procedures) from patients and reduces cost
Intradermal injections
maximises delivery of maturing dendritic
cells to drain to lymph nodes and migrate to tumor cells
Automated logistics
labeling with bar codes and digital
management of the entire supply chain minimizes errors and
optimizes use of human resources and facilities
Cell collection expertise
40+ qualified and trained cell collection
centers worldwide to provide material for high-quality products
Global breadth
experience in tech transfers, comparability
protocols, and regulatory licensing of manufacturing facilities in
Australia, USA, and Germany
Mucin 1 multiple opportunities
mucin 1 is overexpressed on
numerous other cancer types; Prima has a unique immunogenic
sequence and companion diagnostic to move in other indications
New product opportunities
when supported by data and
financing, at the right time, Prima has the opportunity leverage company strengths with new products

CVac
CVac

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Recent Accomplishments & Business Updates

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
SEC process in US significant validation of
transparency & compliance of the business
•
In line with Prima’s strategy of global
visibility and operations
•
Important step to facilitate larger and
institutional investors in USA and Europe
•
Expect to increase interest and liquidity in
the stock over time – especially behind
clinical trial data that drives US analysts
US & German ADR Listings

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Was an interesting opportunity for a pilot
commercialization project
•
The initial assumptions of the business
case were too optimistic
•
Too challenging to reliably treat patients
and too long to achieve profitability in
Dubai to continue the business
•
CVac and Prima can come back to the
region at a more appropriate time
Dubai Operations

•
Embryonic gene implicated in carcinogenesis;
re-expresses at high levels in several human
tumor types.
•
Interesting target for potential antibodies
•
Prima tested 3 antibodies generated at the
Burnet Institute (Melbourne)
•
Strong binding to Cripto-1; however, no
detectable direct killing of cancer cells
•
While it is still an interesting target, potential
applications would require substantial early
phase research work – not Prima’s focus
Cripto-1

•
EUR 4.1 million grant from Saxony,
Germany supports European development
•
CAN-003 study completed recruiting 63
patients in 3   quarter 2011
•
CANVAS trial commenced recruitment in
1   quarter 2012; Australia & US sites open
•
Major advances in control & scale-up of
manufacturing, distribution, supply chain
CVac
rd
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TM

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Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac Intellectual Property
Licensed patents and unique mucin 1 sequence
demonstrated to stimulate high levels of immune
activity in nonclinical and clinical studies
Composition of matter patent on Cvac and other
key antigens
Method patent for processing DCs with the antigen
Orphan status (in ovarian cancer) in USA and EU
Protection under biosimilars legislation
Immense process and logistics know-how
CVac development and IP has established Prima s
leadership position in personalized bio therapeutics
’
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Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
Target Patient Profile: Stage III/IV epithelial ovarian cancer patients who are in complete remission after optimal
debulking surgery and platinum & taxane containing
chemotherapy = New Market
•
Annual incidence of EOC in Australia & “major markets” (USA,
Japan, UK, Germany, France, Italy, Spain) ~61,283 p.a. (2010)
•
70-75% diagnosed in late stage ~44,400 p.a.
•
70-80% of those patients are mucin 1 positive and achieve
remission ~33,300 p.a. (Total estimated present market size
in Australia & major markets)
•
CVac potential market share & price depends on:
–
Competitive products for maintenance of remission – currently there are none in advanced development
–
Clinical trial results (quantification of benefit)
–
Negotiations with payors & health plans (e.g. PBS)
CVac Potential Market

CVac
CVac

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CVac Safety & CAN-003X Study (ASX:PRR, NASDAQ:PBMD) Neil Frazer, MB ChB Chief Medical Officer TM

•
Autologous dendritic cell approach
–
Comprised of a patient’s own cells
–
Normal Mucin 1 is produced by cells lining body tissues
exposed to the outside world, and only at their tips that line these organs (airways, gut, mouth and others)
–
Killer T Cells do not normally enter these “tubes”
•
Killer T Cells target abnormal Mucin 1
•
Intradermal route is inherently a safe way to deliver the
dendritic cells to optimize migration to lymph nodes
Why Cvac should be well tolerated

•
Studies recruited patients with rapidly progressing disease
•
Studies did not have an arm with patients who did not receive
CVac
•
Multiple courses of chemotherapy, surgery and radiation
therapy for all patients
•
Cvac was very well tolerated
•
Adverse events recorded were almost always associated with
the disease, not Cvac
•
Investigator assessment: some injection site reactions (similar to mosquito bites), rare temporary flu like illness related to Cvac
CAN-001 and CAN-002 safety

•
Independent safety  reviews by a safety monitoring board to
date support progression of the study
•
Serious adverse events (for example requiring time in hospital)
are uncommon, and almost always considered disease related
•
One death (cerebral hemorrhage) in a patient in the “standard of care” arm while on study, obviously unrelated to CVac
•
Pain on injection and/or injection site reaction (mild) in 7 of 36 patients receiving Cvac
•
Full safety analysis anticipated after completion of dosing of all
CAN-003 patients
Safety Profile in CAN-003

•
Newer protocol only for CAN-003 patients
•
Allows patients who progress during the CAN-003 study to:
–
receive CVac for the first time (if they had been in the
standard-of-care arm), or
–
continue to receive a full course of Cvac if they had not
completed the course on CAN-003
•
The study is ongoing and one death due to disease progression has occurred
•
Data outcomes:
–
Explore safety of combining  CVac with standard
chemotherapy
–
Additional data for overall safety
CAN-003X

CVac Development for ovarian cancer (ASX:PRR, NASDAQ:PBMD) Sharron Gargosky, PhD Chief Technology Officer TM

Manufacturing of CVac

Mechanism after injection

① Mucin-1 is naturally present on ovarian cancer cells
② CVac™ is injected
③ CVac™ activates the T-cells to produce mucin-1 specific immune response (CTL)
④ CTL targets the cancer cells
⑤ CTL destroys cancer cells
T-cell
Activated T-cell = CTL [Cytotoxic T Cell (CD8+)]
Cancer
Dendritic cell
Mannan-Mucin-1 Fusion Protein (MFP)

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Apheresis MNC‘s cultured DC‘s pulsed with M-FP Mucin-1 internalized CVac™ in vial CVac overview

Normal MUC1
Tumor MUC1
TAPPAHGVTSAPDTRPAPGS
GalNAc
GlcNAc
Gal
NeuNAc

Differences in the structure of the mucin MUC1 expressed by normal and tumor cells. Normal MUC1 (left) has more complex *O*-linked sugar chains than tumor MUC1 (right), which has simpler (and fewer) sugar chains. The tandem repeat sequence of 20 amino acids is exposed in the under-glycosylated tumor MUC1 but not in normal tissue MUC1.

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Objective - stimulation of the immune system to
target and destroy tumors, leaving normal tissue
undamaged
Mucin1 selected as the target for immunotherapy
Up to a 40-fold increase in the amount of mucin1
present in cancer cells compared with normal cells
Alteration in cellular distribution of mucin1 in cancer
cells, with mucin1 being found ubiquitously
throughout the cell rather than at the secreting pole
May also be an alteration in the structure of
mucin1 such that new carbohydrate and peptide
epitopes, which are not detected in normal tissues,
are exposed – i.e. “naked” protein is exposed
Mucin 1 Immunotherapy

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CAN-001 Study
– 10 patients with terminal cancer (3-6 months life
expectancy), broad range of adenocarcinomas including
renal, breast, ovarian, fallopian tube, colon, lung and
oesophageal
– Objectives:
• Primary: assess toxicity
• Secondary: assess anti-tumour efficacy, immune
response and procedure feasibility
– Results:
• No treatment related toxicity
• All patients produced desired cellular immune
response
• Patient’s cells could be successfully cryopreserved

• Protocol:
– 28 patients (21 evaluable) enrolled ovarian cancer and rising CA-
125 levels (>25% over baseline within one month)
– Patients received 3 injections of CVac™ at one-monthly intervals, followed by 4 injections at 10 week intervals
– 9 of 21 evaluable patients received 3+ doses
• Objectives:
– Primary: disease response as defined by CA-125
– Secondary: safety
• Results Summary:
– 4 of 21 evaluable patients responded (19%) to CVac™
(stabilization or reduction in CA-125 level from baseline)
– All 4 of the responding patients had received 3+ doses (i.e. 44%
response in this group of 9)
– CVac™ well tolerated; no therapy-related toxicity
CAN-002 Study

CAN-003 Study
•
Protocol:
–
63 epithelial ovarian cancer patients enrolled in complete remission
after successful 1   or 2    line chemotherapy
–
36 randomized to CVac™; 27 to observation standard of care
•
Objectives:
–
Primary: progression free survival (PFS) as defined by CA-125
–
overall survival (OS)
–
prove biological activity by intracellular cytokine staining (ICS)
–
establish comparability between 2 global manufacturing sites
–
confirm safety of CVac in patients in remission
•
Results:
–
Manufacturing comparability established
–
CVac well tolerated to date; no therapy-related toxicity
–
Dosing complete for all patients in 4   quarter 2012
–
Within the next 1-2 months, Prima will outline a calendar for full data release planned over the next year (ICS, PFS, OS)
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Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

CANVAS - CAN-004 Study
CANVAS(CANcer VAccine Study) is multinational, multi-
center, randomized, double-blinded, placebo-controlled for a robust analysis
Stage III/IV patients eligible after optimal debulking
1000 patients randomized 1:1 CVac:placebo to obtain 800
evaluable patients
Patients must be in complete clinical and radiologic
remission after chemotherapy to continue to dosing
6 doses in 44 weeks
Dosing start as soon as possible (~2-3 weeks after chemo)
About 120-130 centers globally (USA, Australasia, Europe)
First patient in Q1 2012
Last patient in expected by Q1 2014
CAN
VA
S

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Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Data Points & Development Milestones
Manufacturing
Intracellular cytokine staining (ICS) to add knowledge of
biologic mechanism of action
Companion screening test
Safety confirmation
Establish CVac effects on progression free survival
Establish CVac effects on overall survival
Collect pharmacoeconomic and quality of life data

•
Qualification and training of cell collection
centers worldwide
•
Validation of automated scheduling and
logistic management software
•
Comparability and scale-up of 3 global
production centers
•
Validation of quality control measure
•
Finalization of product specifications
Manufacturing milestones

Cell Therapy - A new paradigm for the treatment of cancer
PRIMA BIOMED LTD
Australian Cancer Treatment Company

•
ICS is a method to see if CVac, after
administration, induces a T cell response
specific to mucin 1
•
Validation of CVac’s mechanism of action
(how it is expected and intended to work
biologically)
•
Data would be a key point for Prima to go
into exploratory studies in other cancer
types that overexpress mucin 1
Intracellular Cytokine Staining

•
CVac is intended to target mucin 1
overexpressing tumor cells
•
Important for efficacy and commercial
reasons to only treat patients with mucin 1
overexpressing tumors
•
Prima has developed a mucin 1 screening test
in collaboration with Fraunhofer Institute in
Germany
•
Plan to approach development partners to
help validate the test for commercial use
Companion Screening Tool

•
The time between when a patient responds to 1st
line therapy and is in remission until the tumor
comes back (relapse)
•
Extending the time in remission can confer
significant improvement in quality of life, reduces
the burden on the medical system by deferring
further medical intervention, and may indicate an
improvement in later overall survival
•
Median time in remission for our target patients
group is about 16-20 months
•
Goal is to obtain a “clinically meaningful”
improvement in this time
Progression Free Survival
st

•
“Gold standard” of cancer research
•
Most objective measure of efficacy
•
Some weaknesses:
–
Can be confounded due to multiple treatments
–
Much longer time point to observe
•
Secondary objective of CVac trials is to
obtain an improvement in overall survival
of patients
Overall Survival

•
For regulators and payors, quality of life is
of increasing importance
•
Goal is to assess the patient’s ability to
work and live a normal standard of life
•
Key point of any future pricing
negotiations with health plans
•
Goal of CVac is to also improve life quality
Quality of Life

Looking forward

•
Data catalysts (all subject to exact timing of
patient outcomes):
–
CAN-003 final safety analysis
–
CAN-003 intracellular cytokine staining data (ICS)
–
CAN-003 progression-free survival data
–
CAN-003 overall survival data
•
Development catalysts:
–
Comparability with 3rd
manufacturing center (Europe)
–
All blood collection centers globally qualified and approved
–
All CANVAS sites globally initiated
–
Initiation of exploratory trial in new cancer indication(s) –
pending confirmatory biological activity from ICS
CVac catalysts - next 12 months
rd

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

Corporate Strategy
1. Enhance business development:
– Identify assets and technology complimentary
to Prima’s existing advantages to develop
additional products in an expanded pipeline
– Review a variety of arrangements that
maximize potential upside – acquisitions,
collaborations, licenses
– Expand CVac development to other cancers
pending data and financing
– Marc Voigt recently appointed as CBO

2. Incremental research innovation:
–
Identify optimal patient populations
–
Support development of portfolio products
–
Improve product manufacturing processes
–
Lower costs of production and delivery
Corporate Strategy

3. Expand internal resource capacity:
–
Focus in San Francisco – a key area for
hiring in our field
–
Review production and laboratory capacity
–
Enhance value of the company
–
Add security to supply chain
–
Maximize control over programs
–
Support increased development activity
Corporate Strategy

4. Execute development plans:
–
Data will be the main driver for future
growth in company value
–
Data establishes safety, efficacy, and
commercial viability of our products
–
Data is the basis for global regulatory
approvals & physician use
–
Focus on data quality
–
Focus on data integrity
Corporate Strategy

THE UNITED STATES OF AMERICA
IN GOD WE TRUST
ONE
ONE DOLLAR

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

As Dr. Frazer says . . .

Cell Therapy - A new paradigm for the treatment of cancer

PRIMA BIOMED LTD
Australian Cancer Treatment Company

. . . everyone else bring data (the US FDA’s unofficial motto)